[DNA Sciences, Inc. letterhead]

July 19, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DNA Sciences, Inc. Form S-1 Commission File No. 333-53306 Application for Withdrawal

Ladies and Gentlemen:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the "Securities Act"), DNA Sciences, Inc. (the "Registrant") hereby applies for the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-53306, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on January 5, 2001.

    Pursuant to the Registration Statement, the Registrant proposed to register shares of its common stock, $0.001 par value per share, for issuance to the public with a proposed maximum aggregate offering price of $125,000,000. The Registration Statement was never declared effective and no securities have been sold under the Registration Statement. The Registrant desires to withdraw the Registration Statement due to changes in the Registrant's business and financing plans, recent market volatility and other considerations.

    The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

    If you have any questions regarding the foregoing application for withdrawal, please contact Keith D. Pisani of Cooley Godward LLP, legal counsel to the Registrant, at (650) 843-5000.

Sincerely,

DNA Sciences, Inc.

/s/ Hugh Y. Rienhoff Hugh Y. Rienhoff, Jr., M.D. Chairman of the Board and Chief Executive Officer
cc:	Robert L. Jones, Esq. Laura A. Berezin, Esq. Keith D. Pisani, Esq. Thomas W. Christopher, Esq.